ARK Invest's Digital Asset Revolutions Fund Selects SOL Strategies as Its New Solana Staking Provider

Partnership with Cathie Wood's Investment Firm Validates SOL Strategies' Institutional Infrastructure

Toronto, Ontario--(Newsfile Corp. - July 28, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced that ARK Invest's Digital Asset Revolutions Fund has selected SOL Strategies as its new Solana staking provider. ARK Invest ("ARK") is the prominent investment management firm led by renowned investor Cathie Wood.

ARK will transition its Solana validator operations to SOL Strategies' enterprise-grade infrastructure to support their ARK Digital Asset Revolutions Fund. The relationship leverages SOL Strategies' integration with BitGo, the leading institutional custody platform, enabling seamless validator services for ARK's digital asset investment strategies.

"Being selected as ARK's Solana staking provider represents significant validation of our institutional infrastructure and market position," said Leah Wald, CEO of SOL Strategies. "Cathie Wood and her team at ARK are widely respected for their crypto and tech investing. Their confidence in our validator capabilities reinforces our commitment to providing best-in-class staking solutions for institutional clients."

ARK, known for its focus on innovation across sectors, including blockchain technology and artificial intelligence, has been an early institutional adopter of cryptocurrency staking strategies. The firm has previously invested in various staking solutions including 3iQ's Solana and Ethereum staking ETFs, demonstrating the firm's commitment to capturing staking yields for their investors.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the implementation of the Company as ARK's Solana staking provider and its intended impact on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaims any and all liability arising from or related to any such statements, information or action.

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